August 22, 2014
VIA EDGAR
The United States Securities and
    Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-8629
Subject:	Nationwide Variable Account-4 Nationwide Life Insurance Company Post-Effective Amendment No. 15 (File No. 333-135650) CIK Number: 0000843075
Dear Ms. Nixon:
We are filing this correspondence in relation to the above referenced Registration Statement on behalf of Nationwide Life Insurance Company ("Nationwide") and its Nationwide Variable Account-4 (the "Variable Account") which is registered as a unit investment trust under the Investment Company Act of 1940. This filing is being made electronically via EDGAR in accordance with Regulation S-T.
On July 2, 2014, Nationwide filed Post-Effective Amendment No. 15 to the above referenced Registration Statement. Nationwide received your oral comments to Post-Effective Amendment No. 15 on August 13, 2014. The revisions in this correspondence filing are as a result of your August 13, 2014 oral comments.
1.	Enhanced Surrender Value for Terminal Illness. In the first sentence of the last paragraph of the "Full Surrenders" subsection in the "Surrender/Withdrawal Prior to Annuitization" section, please consider including either "provision" or "benefit" after the reference to "Enhanced Surrender Value for Terminal Illness".
Response. Nationwide revised the first sentence of the last paragraph of the "Full Surrenders" subsection in the "Surrender/Withdrawal Prior to Annuitization" section as follows (emphasis added):
Except for a surrender made in accordance with the Enhanced Surrender Value for Terminal Illness provision, the CDSC-free withdrawal privilege does not apply to full surrenders of the contract.
2.	Enhanced Surrender Value for Terminal Illness. Please indicate where the "Enhanced Surrender Value for Terminal Illness" subsection will be added in the "Surrender/Withdrawal Prior to Annuitization" section.
Response. We revised item 2 of the "Enhanced Surrender Value for Terminal Illness" portion of the supplement as follows (emphasis added):
2. The following subsection is added to "Surrender/Withdrawal Prior to Annuitization" section following the "Full Surrenders" subsection:
3.	Enhanced Surrender Value for Terminal Illness. Please consider adding "Co-Annuitant" after "Annuitant" in the first bullet of the "Enhanced Surrender Value for Terminal Illness" subsection.
Response. The Co-Annuitant is the person designated by the Contract Owner to receive the benefit associated with the Spousal Protection Feature. The purpose of this bullet is to state the requirement that the Contract Owner and Annuitant must be the same person, but the Contract Owner and Co-Annuitant would not need to be the same person. Therefore, the Co-Annuitant is not applicable in this bullet.
Home Office: One Nationwide Plaza	Nationwide Insurance
Columbus, Ohio 43215-2220	Nationwide Financial
Legal Counsel to the Nationwide Insurance Companies and their Associated Companies

4.	Location References. Please confirm all location references in the supplement. Direct the reader to the applicable headings and sub-headings found in the table of contents.
Response. Nationwide revised item 1 of the supplement for this Registration Statement as follows:
1. The first sentence of the last paragraph of the "Full Surrenders" sub-section under "Surrender/Withdrawal Prior to Annuitization" is replaced with the following:
5.	Missing Information and Exhibits. Please confirm that all missing information and exhibits will be included in the subsequent Post-Effective Amendment.
Response. Nationwide confirms that all missing information and missing exhibits will be included in the subsequent Post-Effective Amendment.
6.	Part C, Item 27. Please update the number of contract owners per the requirements of Form N-4.
Response. Nationwide updated the number of contract owners in Part C, Item 27 as follows (emphasis added):
Item 27. Number of Contract Owners
The number of Contract Owners of Qualified and Non-Qualified Contracts as of August 15, 2014, was 3,840 and 2,798 respectively.
In addition, Nationwide acknowledges all of the following:
•	that the registrant is responsible for the adequacy and accuracy of the disclosure in the Post-Effective Amendment;
•	that comments by the staff of the Securities and Exchange Commission ("SEC"), or changes to the disclosure in response to SEC staff comments in the filings reviewed by the SEC staff, do not foreclose the SEC from taking any action with respect to the filing; and
•	that the Variable Account may not assert SEC staff comments or any related changes in disclosure as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
Please contact me direct at (614) 677-6123 if you have any questions regarding this filing.
Very truly yours,
Nationwide Life Insurance Company
/s/ BEN MISCHNICK
Ben Mischnick
Assistant General Counsel
Home Office: One Nationwide Plaza	Nationwide Insurance
Columbus, Ohio 43215-2220	Nationwide Financial
Legal Counsel to the Nationwide Insurance Companies and their Associated Companies